

DEBUT ARTIST:
RICHARD ESTES

This foundational photorealist painter's market broke $1mm at auction for the first time in recent years. We've acquired an example we believe is primed for growth.

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A Beloved Pioneer

How Estes Established Photorealism

Richard Estes is widely regarded as the foremost practitioner of Photorealism, a movement he helped establish in the late 1960s. His work defines the movement, and is held in the collections of the Met, the MoMA, the Guggenheim, and countless other prestigious institutions.





The Solomon R. Guggenheim Museum, 1979, in the Guggenheim's permanent collection.

From Museum to Market

Estes' $1mm Market Moment

Estes' market has recently begun to reflect his decades of institutional acclaim. In 2023, he set an auction record of $1.2mm, a significant repricing event in his auction market at the time.



Growth Trends on this Style

Right Piece, Right Time, Right Market

Amid Estes's rising auction prices, we've identified a particular style that we believe is primed for long-term growth.

Our offering is available for $383k. Similar works have most recently sold for considerably higher prices—see below:



Available for $383k
View of Telegraph Hill from Broadway and Filbert
2026, Masterworks



Sold for $825,500
Sunday on 2nd Avenue
November 2025, Sotheby's



Sold for $819,000
Broadway at 70th Street
November 2022, Christie's

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View offering circular below for full list of similar sales.

MASTERWORKS

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Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Record work not included in set of similar sales to live offering (Masterworks 545). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Museums and individuals referenced are not investors in Masterworks Offerings and were not compensated for their commentary. Their affiliation with artists is not an endorsement of Masterworks. Use of names and brands for identification purposes only.

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